Exhibit 99.1

Evogene Reports First Quarter 2023 Financial Results

Conference call and webcast: today, May 18, 2023, 9:00 am ET

Rehovot, Israel – May 18, 2023 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN), a leading computational biology company aiming to revolutionize life-science-based product discovery and development utilizing cutting-edge computational biology technologies across multiple market segments, today announced its financial results for the first quarter period ending March 31, 2023.

Mr. Ofer Haviv, Evogene’s President and Chief Executive Officer, stated, “We have started 2023 strongly and are pleased with our business progress to date. We made significant improvements in recent months in the infrastructure and computational architecture underlying our AI tech-engines, as well as improvements in our algorithmic capabilities, providing for better automation, scalability and speed. These improvements were applied primarily to tech-engines MicroBoost AI, supporting the discovery and development of microbe-based products, and ChemPass AI, supporting small-molecule-based products. Additionally, our subsidiaries have consistently achieved their milestones and are progressing according to plan. We are very proud of their progress, which reflects their growing inherent value.”

Subsidiaries and Divisions overview – recent achievements and near-term targets

Biomica develops microbiome-based therapeutics, leveraging Evogene’s MicroBoost AI tech-engine.

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Biomica achieved a significant milestone in April by closing a $20 million investment round. This round, led by Shanghai Healthcare Capital (“SHC”), a prominent Chinese private equity fund, valued Biomica at $50 million post-money. The successful investment serves as an external and independent validation of Biomica’s long-term potential.

-	BMC128, the immuno-oncology program, is currently undergoing a phase-I clinical trial for its drug candidate. The trial is on track, and results are expected later this year.

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BMC333, the IBD (inflammatory bowel disease) program, has completed the pre-clinical phase. Biomica has plans to progress to a phase-1 clinical trial in the United States in 2024 and is currently scaling up manufacturing.

-	BMC426, the IBS (irritable bowel syndrome) program, is progressing well in the pre-clinical phase.

Lavie Bio develops and commercializes microbiome-based ag-biological products, utilizing Evogene’s MicroBoost AI tech-engine.

-	In April, Mr. Amit Noam joined Lavie Bio as its new CEO. Mr. Noam brings expertise in team leadership and executing successful commercialization strategies in the ag-tech and healthcare sectors.

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ThrivusTM, Lavie Bio’s bio-inoculant for spring wheat: in April 2023 a sales campaign was initiated, which has seen high market demand. Lavie Bio has gained significant experience overcoming various production challenges with its manufacturing partner. Lavie Bio’s goal for next year is to expand sales into Canadian and European markets and plans to introduce the product to new crops like small grains and oil seeds.

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LAV311, a bio-fungicide designed to combat fruit rots and powdery mildews, has shown promising results in recent trials and reached a milestone in October 2022 by submitting its registration package to the United States EPA (Environmental Protection Agency). This marks the final step towards commercialization, with a targeted launch expected in 2024.

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LAV321, a bio-fungicide developed to tackle downy mildew, has shown promising results in recent trials. Further field trials are scheduled for 2023. This innovative solution addresses the growing challenge of restrictions on using traditional agricultural chemicals.

-	In addition to the product programs described, Lavie Bio maintains close partnerships with its shareholders, leading ag-tech giants Corteva and ICL, to expand and enhance their ag-biological pipeline.

AgPlenus aims to develop and commercialize next-generation crop protection products, utilizing Evogene’s ChemPass AI tech-engine.

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APH1, a broad weed-control spectrum herbicide candidate, is the most advanced product candidate in AgPlenus’ pipeline. It has garnered market interest and may lead to strategic collaborations during 2023.

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AgPlenus and Corteva’s collaboration for developing novel herbicides was initiated in 2020, with AgPlenus focusing on discovery and optimization while Corteva handles testing and product development. AgPlenus aims to achieve its first milestone in-line with the collaboration workplan during the next 12 months.

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AgPlenus’ novel mode-of-action wheat blotch fungicide program: the main goals for 2023, are to nominate the target protein, design compounds which are predicted to bind to these nominated proteins and validate these compounds in greenhouse trials.

Canonic provides tailored medical cannabis products to optimize consumer well-being, utilizing Evogene’s GeneRator AI tech-engine.

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The High-bred series (2nd generation) with 23-24% THC and rich terpene profiles: in February 2023, Canonic completed the launch of the series’ six new products in Israel. These products are expected to be the engine for Canonic’s sales growth in 2023.

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Plantis licensing and royalty agreement: in May 2023, Canonic announced that leading Israeli cannabis grower Plantis licensed two of its elite varieties for sales in Israel. Canonic is expected to receive royalty payments from sales of those varieties by Plantis.

Casterra provides an integrated end-to-end solution for large-scale castor bean cultivation, utilizing Evogene’s GeneRator AI tech-engine.

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Casterra’s EVF series of castor seeds, suitable for various environmental and climatic conditions: in the last six months there has been an increase in interest in using castor oil as a plant-based source for biofuel. This led to a significant agreement with a major European-based global energy company, with Casterra supplying its elite castor varieties and growth-protocol know-how.

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Territorial expansion: Casterra intends to engage with strategic biofuel industry leaders in Africa to increase sales and sector footprint. In addition, Casterra intends to expand its activity within Latin America, targeting the bio-polymer industry’s interest in a broad, consistent, and high-quality castor oil supply.

Evogene’s Ag Seeds division develops improved seeds with high commercial value, utilizing Evogene’s GeneRator AI tech-engine.

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EU grant: in May 2023, following the reported period, the Ag Seeds division secured a €1.2 million EU grant from the EIC 2022 Horizon program to develop oil-seed crops with enhanced CO2 assimilation and drought tolerance. The Horizon program supports businesses addressing climate-focused and sustainable crop development. The potential commercial value of such products to the food, animal feed, and sustainable energy industries is significant, and is a unique proposition in today’s market.

Consolidated Financial Results Summary

Cash position: Evogene maintains a solid financial position for its activities with approximately $28.8 million in consolidated cash, cash equivalents, and marketable securities as of March 31, 2023. It is noted that this amount does not include the $10 million investment in Biomica by SHC that was received following the close of the first quarter and will be reflected in the results of upcoming quarters.

Approximately $8.2 million of Evogene’s consolidated cash, as of March 31, 2023, is appropriated to its subsidiary, Lavie Bio.

During the first quarter, the consolidated cash usage was approximately $6.6 million, or approximately $5.1 million, excluding Lavie Bio.

Revenues for the first quarter of 2023 were approximately $641 thousand compared to approximately $237 thousand in the same period the previous year. The revenue increase was primarily due to revenues recognized per the collaboration agreement of Evogene’s subsidiary AgPlenus with Corteva and from sales of Canonic’s medical cannabis products in Israel.

R&D expenses for the first quarter of 2023, which are reported net of non-refundable grants received, were approximately $4.8 million, compared to approximately $5.6 million in the same period in the previous year. The decrease is primarily due to decreased R&D expenses in Lavie Bio due to the commercialization of its inoculant product and a decrease in Canonic’s personnel expenses.

Sales and marketing expenses were approximately $800 thousand for the first quarter of 2023, compared to approximately $908 thousand in the same period the previous year. The main contributor to this expense decrease was a reduction in personnel expenses at Canonic.

General and administrative expenses were approximately $1.5 million in the first quarter of 2023, compared to approximately $1.6 million in the same period in the previous year.

Operating loss for the first quarter of 2023 was approximately $6.8 million compared to an operating loss of approximately $8.1 million in the same period in the previous year.

Net loss for the first quarter of 2023 was approximately $7.0 million compared to a net loss of approximately $9.1 million in the same period in the previous year.

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Updated Corporate Presentation

Evogene has published its updated investor presentation, which can be found on its investor relations’ website at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

Conference Call & Webcast Details:

Date: May 18, 2023

Time: 9:00 am ET; 4:00 pm IDT

Dial-in numbers:1-888-281-1167 toll-free from the United States, or +972-3-918-0609 internationally

Webcast & Presentation link available at:

https://www.evogene.com/investor-relations/presentations-and-webcasts/

The Company’s investor presentation can be viewed at the above link, which is in the investor relations section of the company website.

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll-free from the United States or +972-3-925-5901 internationally. The replay will be accessible following the call for three days. An archive of the webcast will be available on the Company’s website.

About Evogene Ltd.

Evogene Ltd. (Nasdaq: EVGN) (TASE: EVGN) is a computational biology company leveraging big data and artificial intelligence to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost.

Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through strategic partnerships and collaborations, and its five subsidiaries include:

•	Biomica Ltd. (www.biomicamed.com) developing and advancing novel microbiome-based therapeutics to treat human disorders powered by MicroBoost AI;

•	Lavie Bio Ltd. (www.lavie-bio.com) developing and commercially advancing microbiome-based ag-biologicals powered by MicroBoost AI;

•	AgPlenus Ltd. (www.agplenus.com) developing next-generation ag chemicals for effective and sustainable crop protection powered by ChemPass AI;

•	Canonic Ltd. (www.canonicbio.com) developing medical cannabis products based on decoding plant genetics for optimized therapeutic effect powered by GeneRator AI; and

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Casterra Ag Ltd. (www.casterra.co) developing and marketing superior castor seed varieties producing high yield and high-grade oil content on an industrial scale for the biofuel and other industries powered by GeneRator AI.

For more information, please visit www.evogene.com.

Forward-Looking Statements

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “hopes” “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates” or words of similar meaning. For example, Evogene and its subsidiaries are using forward-looking statements in this press release when it discusses the results of Biomica’s phase-I clinical trial for its immuno-oncology microbiome drug candidate, BMC333’ progress to Phase-1 clinical trials, BMC426’ advance in its pre-clinical trials; Lavie Bio’s expansion of sales into Canadian and European markets and introduction of new crops like small grains and oil seeds, registration of Lavie Bio’s bio-fungicide for fruit rots and powdery mildews with the US EPA and LAV321 further field trials; Potential collaborations of Ag Plenus with respect to its APH1 candidate, achievement of first milestone in Ag Plenus’ collaboration with Corteva, the nomination of new protein targets and achievement of greenhouse readouts in its wheat blotch fungicide program; Canonic’s goal to expand second-generation product sales, and receipt of royalty payments from variety licensing; Casterra’s territorial expansion and increased sales; the potential commercial value of the product of the AgSeed division’s grant program. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance, or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines, Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investors’ Contact:

Rachel Pomerantz Gerber, Head of Investor Relations at Evogene
Email: rachel.pomerantz@evogene.com
Tel: +972-8-9311901

Kenny Green, EK Global Investor Relations, External Investor Relations at Evogene
Email: kenny@ekgir.com
Tel: +1 212 378 8040

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	As of March 31,	As of December 31,
	2023	2022
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$23,000	$28,980
Marketable securities	5,795	6,375
Trade receivables	250	348
Other receivables and prepaid expenses	1,773	1,482
Inventories	591	566

	31,409	37,751
LONG-TERM ASSETS:
Long-term deposits and other receivables	74	74
Deferred taxes	-	94
Right-of-use-assets	1,440	1,568
Property, plant and equipment, net	2,651	2,499
Intangible assets, net	13,901	14,140

	18,066	18,375

	$49,475	$56,126
CURRENT LIABILITIES:
Trade payables	$1,152	$1,036
Employees and payroll accruals	2,042	1,987
Lease liability	904	884
Liabilities in respect of government grants	209	79
Deferred revenues and other advances	30	22
Other payables	1,019	1,617

	5,356	5,625
LONG-TERM LIABILITIES:
Lease liability	739	932
Liabilities in respect of government grants	4,577	4,665
Convertible SAFE	10,308	10,114

	15,624	15,711
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value:
Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,616,303 shares as of March 31, 2023 and 41,260,439 shares as of December 31, 2022	237	235
Share premium and other capital reserve	261,830	261,402
Accumulated deficit	(239,978)	(233,707)

Equity attributable to equity holders of the Company	22,089	27,930

Non-controlling interests	6,406	6,860

Total equity	28,495	34,790

	$49,475	$56,126

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	Unaudited		Audited

Revenues	$641	$237	$1,675
Cost of revenues	322	163	909

Gross profit	319	74	766

Operating expenses (income):

Research and development, net	4,800	5,626	20,792
Sales and marketing	800	908	3,933
General and administrative	1,515	1,595	6,482
Other income	-	-	(3,500)

Total operating expenses, net	7,115	8,129	27,707

Operating loss	(6,796)	(8,055)	(26,941)

Financing income	308	41	516
Financing expenses	(538)	(1,090)	(3,329)

Financing expenses, net	(230)	(1,049)	(2,813)

Loss before taxes on income	(7,026)	(9,104)	(29,754)
Taxes on income (tax benefit)	(45)	2	90

Loss	$(6,981)	$(9,106)	$(29,844)

Attributable to:
Equity holders of the Company	(6,271)	(8,275)	(26,638)
Non-controlling interests	(710)	(831)	(3,206)

	$(6,981)	$(9,106)	$(29,844)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.15)	$(0.20)	$(0.65)

Weighted average number of shares used in computing basic and diluted loss per share	41,489,001	41,188,027	41,210,184

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	Unaudited		Audited

Cash flows from operating activities:

Loss	$(6,981)	$(9,106)	$(29,844)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	401	346	1,513
Amortization of intangible assets	240	335	1,067
Share-based compensation	418	411	1,186
Revaluation of convertible SAFE	194	-	114
Net financing expenses (income)	(54)	1,106	2,979
Decrease in accrued bank interest	-	7	7
Gain from sale of property, plant and equipment	(26)	-	-
Taxes on income	(45)	2	90

	1,128	2,207	6,956
Changes in asset and liability items:

Decrease (increase) in trade receivables	98	115	(67)
Decrease (increase) in other receivables	(291)	(88)	1,113
Increase in inventories	(25)	(80)	(474)
Decrease (increase) in deferred taxes	94	-	(94)
Increase (decrease) in trade payables	121	(166)	(469)
Increase (decrease) in employees and payroll accruals	55	(6)	(675)
Increase (decrease) in other payables	(553)	(446)	48
Increase (decrease) in deferred revenues and other advances	8	(60)	(153)

	(493)	(731)	(771)

Cash received (paid) during the year for:

Interest received	138	49	186
Interest paid	(36)	(124)	(165)
Taxes paid	-	(2)	(40)

Net cash used in operating activities	$(6,244)	$(7,707)	$(23,678)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,		Year ended December 31,
	2023	2022	2022
	Unaudited		Audited

Cash flows from investing activities:

Purchase of property, plant and equipment	$(359)	$(442)	$(1,171)
Proceeds from sale of marketable securities	637	9,424	12,356
Purchase of marketable securities	-	-	(911)
Proceeds from sale of property, plant and equipment	26	-	-
Withdrawal from bank deposits, net	-	3,000	3,000

Net cash provided by investing activities	304	11,982	13,274

Cash flows from financing activities:

Proceeds from issuance of ordinary shares, net of issuance expenses	268	-	21
Proceeds from issuance of convertible SAFE	-	-	10,000
Proceeds from exercise of options	-	7	7
Repayment of lease liability	(206)	(123)	(803)
Proceeds from government grants	26	30	149
Repayment of government grants	(35)	(14)	(31)

Net cash provided by (used in) financing activities	53	(100)	9,343

Exchange rate differences - cash and cash equivalent balances	(93)	(487)	(2,284)

Increase (decrease) in cash and cash equivalents	(5,980)	3,688	(3,345)

Cash and cash equivalents at the beginning of the period	28,980	32,325	32,325

Cash and cash equivalents at the end of the period	$23,000	$36,013	$28,980

Significant non-cash activities
Acquisition of property, plant and equipment	$69	$81	$74

Increase of right-of-use asset recognized with corresponding lease liability	$71	$30	$90